Exhibit 99.3

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972) 788-1110  Telefax (972) 991-3160 (E MAIL) forgarb@forgarb.com

March 26, 2014

Mr. Michael J. Pawelek
Chief Executive Officer
Starboard Resources, LLC
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

Re: Oil and Gas Reserves Estimated as of December 31, 2013

Dear Mr. Pawelek

At your request, Forrest A. Garb & Associates, Inc. (FGA) prepared a reserves report of the estimates of net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves and present worth, as of December 31, 2013, attributable to interests owned Starboard Resources, LLC. (“Starboard”) for working and royalty interests owned in Texas and Oklahoma. This evaluation was completed on March 5, 2014. Starboard has represented that these properties account for 100 percent on a million cubic feet equivalent basis of Starboard’s net proved reserves in Texas and Oklahoma, as of December 31, 2013.  The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4—10(a) (1)—(32) of Regulation S—X of the Securities and Exchange Commission (SEC) of the United States, and except for the exclusion of future income taxes, conforms to FASB Accounting Standards Codification Topic 932, Extractive Industries – Oil and Gas.

FGA reviewed information provided by Starboard which it represents to be Starboard’s estimates of the net reserves, as of December 31, 2013, for the same properties as those which FGA evaluated. The SEC guidelines specify the use of a 12-month first-day-of-the-month benchmark average, a 10 percent per year discount factor and constant oil and gas prices and costs.  This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Starboard.

FORREST A GARB & ASSOCIATES, INC.

       The following table summarizes the estimated total net proved reserves and future net revenue, as of December 31, 2013:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserves Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Proved
Developed Producing	386.93	1,616.37	29,777.99	21,874.55
Behind Pipe	97.67	483.83	10,517.80	7,751.70
Undeveloped	3,166.30	6,539.42	187,074.46	101,959.52
Total Proved4	3,650.90	8,639.62	227,370.25	131,585.77

The following tables summarize estimated probable and possible reserves and associated future net revenues, as of December 31, 2013:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserve Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Probable
Undeveloped	944.88	3,144.35	61,217.27	29,928.37
Total Probable4	944.88	3,144.35	61,217.27	29,928.37

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserves Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Possible
Undeveloped	155.93	1,060.31	10,401.46	4,315.98
Total Possible4	155.93	1,060.31	10,401.46	4,315.98

Gross reserves are defined as the total estimated petroleum to be produced from these properties after January 1, 2014. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Starboard after deducting all interests owned by others. NGL have been estimated for certain properties and are based on the NGL yields provided by Starboard and assume recovery of ethane during processing.

Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production and ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Present worth is defined as future net revenue discounted at 10 percent per year compounded monthly over the expected period of realization.

       Estimates of oil, condensate, NGL, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

1 The definitions for all reserves incorporated in this study have been set forth in this report.
2 M$ = thousands of dollars, MBbl = thousands of barrels, MMcf = millions of cubic feet.
3 The discounted future net revenue is not represented to be the fair market value of these reserves.
4 The reserves and revenues in the summary table were estimated using the PHDWin economics program.  Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A GARB & ASSOCIATES, INC.

Data used in these estimates were obtained from reviews with Starboard personnel, Starboard files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Starboard with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Technical Qualifications of Individual Primarily Responsible for Report

Stacy M. Light, P.E. graduated with a Bachelor of Science degree in Petroleum Engineering in 1981. She is a Registered Professional Engineer, No. 106726, in the State of Texas.  She is a member of the Society of Petroleum Engineers and has more than 16 years of experience in oil and gas reservoir studies and reserves evaluations.

Methodology and Procedures (Engineering)

Estimates of reserves were prepared by the use of appropriate geological and engineering methods that are in accordance with practices generally recognized by the petroleum industry as presented in the “Petroleum Resources Management System” sponsored by the Society of Petroleum Engineers (SPE) and the Society of Petroleum Engineer Evaluators (SPEE) (revision as of November 2011).  The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. These assumptions, data, methods, and procedures are considered appropriate for the purpose for which this report has been prepared.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment.  The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend.  Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation.  Production histories were provided by Starboard and were supplement with published production data and state reporting records purchased from the third party provider, Drillinginfo.

Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than provided reserves, but are more certain to be recovered than possible reserves.  Possible reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than probable reserves.  The reserves for probable and possible reserve categories were estimated by the volumetric method considering well logs, core analysis, geologic maps, etc. and/or by analogy to adjacent comparable wells.

FORREST A GARB & ASSOCIATES, INC.

Starboard provided the available geologic and engineering data for FGA’s review.  FGA has accepted Starboard’s intent to drill the proved, probable and possible undeveloped new wells and horizontal laterals out of existing wellbores, as well as perform remedial workovers on several wells.

Starboard has acreage positions in four areas where it has outlined plans to: 1) drill new wells; 2) drill horizontal laterals out of existing vertical wellbores; and 3) perform workovers to deepen or recomplete wells.  FGA makes this opinion of reserve estimates and reserve categorizations following analysis of data provided by Starboard and data available in the public domain.  FGA included the unrisked reserves for these prospects in the economic analysis in addition to Starboard’s current proved develop reserves.

The analysis and findings presented in this report represent FGA’s informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical and engineering data.  Future changes in federal, state or local regulations may adversely impact the ability to recover the future oil and gas volumes expected.  Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses and capital costs to vary from the results presented in this report.

Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure.  Gas sales imbalances have not been taken into account in the reserve estimates.  The oil reserves shown in this study include crude oil and/or condensate.  Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

Economic Considerations

The benchmark oil and gas prices used in this study are the preceding 12-month averages of the first-day-of-the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas. Oil prices are based on a benchmark price of $96.90 per barrel (Bbl) and have been adjusted by lease for gravity, transportation fees, and regional price differentials. Gas prices per thousand cubic feet (Mcf) are based on a benchmark price of $3.67 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials. The adjustments are based on the differential between historic oil and gas sales and the corresponding benchmark price. Average oil and gas prices for the proved properties after adjustments are $94.34/bbl and $6.68/Mcf, respectively.

FORREST A GARB & ASSOCIATES, INC.

Lease operating cost data were provided by Starboard for FGA’s review. The average lease operating costs for the prior 12 months, or for the months available for each property, were utilized in this study for producing properties. Lease operating cost figures for prospects unrelated to Starboard producing properties were estimated from available public and private data sources. All costs have been held constant in this evaluation, with the exception of the costs for the Hunton wells in Logan and Kingfisher Counties, Oklahoma. These are relatively new wells which start out with higher operating costs. These costs decrease over time due to reduced water disposal costs and switching from compression to rod pump in the future. The operating expenses for these wells were modeled with an initial cost of $15,000/well/month, stepping down to $4,000/well/month over a period of three years.

Capital expenditures are included as required for workovers, the future development of new wells, the drilling of horizontal laterals out of existing wellbores, and for production equipment. All investments have been held constant in this evaluation. Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in the economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

Starboard provided ownership interests in the properties, and FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented. Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments. Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Attachments

Grand total summary economic projections by reserve category summaries (including one-line summaries of the individual properties (including one-line summaries of the individual properties) are presented as Attachment A.  The individual properties have ranked in descending order of discounted future net revenue value.  The ranking is presented as Attachment B.  Attachment C is a master list of all properties.

Individual projections and graphs of historical and forecast production are provided in Attachment D.  Attachment E presents the definitions of oil and gas reserves in accordance with the SEC.  General comments regarding this report and the estimation of future reserves and associated revenue are presented in Attachment F.  Attachment G contains our consulting firm profile.

FORREST A GARB & ASSOCIATES, INC.

       FGA is an independent firm of geologists and petroleum engineers.  Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis.  FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.

Any distribution of this report thereof must include this cover letter and the General Comments in their entirety.

Yours truly,

Forrest A. Garb & Associates, Inc.
Texas Registered Engineering Firm F-629

Stacy M. Light
Senior Vice President
Forrest A. Garb & Associates, Inc.